Mail Stop 3561

March 10, 2009

Willis J. Johnson
Chief Executive Officer
Copart, Inc.
4664 Business Center Drive
Fairfield, California 94534

> **Re:** **Copart, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2008**
> **Filed September 29, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed November 4, 2008**
> **Form 10-Q for Fiscal Period Ended October 31, 2008**
> **Filed December 10, 2008**
> **File No. 0000-23255**

Dear Mr. Johnson:

We have reviewed your response letter dated February 23, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended July 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies and Estimates, page 44

1.   We reviewed your response to comment three in our letter dated February 5, 2009. Please note that if you include net income and diluted earnings per share in the sensitivity analysis related to income taxes, deferred tax assets and the allowance for doubtful accounts in future filings you should also provide the non-GAAP disclosures required by Item 10(e) of Regulation S-K. Please acknowledge this obligation or otherwise revise.

Financial Statements

Note (1) Summary of Significant Accounting Policies, page 64

Revenue Recognition, page 65

2. We reviewed your response to comment five in our letter dated February 5, 2009 and understand your arguments. However, if the sale of vehicles sold on your own account exceeds 10% of consolidated sales, we continue to believe that you should separately state revenues from services and resale of acquired vehicles as well as related costs and expenses in accordance with Rule 5-03(b) of Regulation S-X. Please tell us revenues, cost of revenues and gross profit related to purchased vehicles for each year presented and explain to us why you do not meet the quantitative thresholds in Rule 5-03(b). Otherwise, please revise your disclosure in future filings to comply with Rule 5-03(b) of Regulation S-X.

Note (14) Segments and Other Geographic Information, page 87

3. We reviewed your response to comment six in our letter dated February 5, 2009. It still appears to us that you have identified more than one operating segment, but that you have aggregated the segments into one reportable segment in accordance with paragraph 17 of SFAS 131. Thus, it seems that you should disclose the factors used to indentify reportable segments and whether operating segments have been aggregated. Please advise. Refer to paragraph 26.a. of SFAS 131.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact, Anthony Watson, Staff Accountant, at (202) 551-3318 or in his absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director